Exhibit 99.1

Hello is                                     available?  This is                          and I’m calling on behalf of Relational Investors, a fellow Sovereign Bancorp shareholder.  This is not a sales call and we are not soliciting proxies with respect to Sovereign at this time. This is a short courtesy call to you, as a fellow Sovereign shareholder, to determine if you are aware of the controversy surrounding Sovereign’s Board of Directors.

Question 1:  Are you aware of the controversy with Sovereign’s Board of Directors?

Question 2:  Are you aware that in 2004 Sovereign’s Board of Directors paid themselves, on average, more than $313,000? That was double the average director’s pay at America’s largest 25 banks. They paid themselves even more than directors at huge banks like Citigroup, Bank of America and JP Morgan.

Question 3:  Are you aware that as of December 31, 2004 Sovereign Bank had loaned approximately $17 million to Mr. Cameron Troilo, a member of Sovereign’s Board of Directors and then-Chairman of the Board’s Executive Compensation Committee?

Question 4:  Are you aware that Sovereign Bank sold a commercial building to Mr. Cameron Troilo, one of Sovereign’s directors, and simultaneously leased space at that same property back to Sovereign Bank?  Sovereign Bank also financed the purchase of that property. Are you aware that Mr. Troilo rents other commercial property to Sovereign Bank?

Question 5:  Are you aware that in October Sovereign’s Board of Directors agreed to sell up to 24.99% of Sovereign’s shares to a foreign bank?  Sovereign has refused to allow shareholders to vote even though many large shareholders have called for a shareholder vote on the transaction.

Question 6:  Are you aware that Sovereign’s Board of Directors has postponed the company’s annual shareholder meeting from April 2006 to an undetermined date after August 31, 2006?

Question 7:  Do you agree that we shareholders need independent shareholder representation to look out for our interests on Sovereign’s Board of Directors?

Closing: We plan to keep our fellow shareholders informed as this matter unfolds.